LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

April 19, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:
Deja Foods, Inc.
File Number 333-124016
Registration Statement on Form SB-2

Attn:
John Zitko
Division of Corporation Finance

Dear Mr. Zitko:

        In response to the Staff's comment letters to us dated February 16, 2006, we are filing herewith Amendment Number 3 to the Registration Statement on Form SB-2 of Deja Foods, Inc. (the "Company"). We will respond to the Staff's comments using the same paragraph numbers as contained in the Staff's comment letter to us.

        1.     We have identified a brokerage firm to sponsor our 15(c)2-11 application to the Bulletin Board and have drafted the required 2-11 application. Before filing we learned that it would be best to wait to submit the application when the Commission completes its review of the SB-2. Accordingly, we will not formally file the application until that time and have revised the cover page and the fourth risk factor to indicate we intend to apply, rather than "have applied".

        2.     We respectfully request that the Staff consider not integrating our recent private placement of convertible debentures with that of the SB-2 offering:

          a.     The "issuers" under the SB-2 are the selling stockholders and not the Company. We are the issuer of the convertible debentures. Moreover, only one individual who purchased our convertible debentures was not an equity holder in the Fund.

          b.     The two financings themselves are completely different. In the case of the SB-2, selling stockholders (who do not include Mr. Fox, who owns 80% of the common stock) will be offering to sell their common stock to third parties and the Company will not receive any proceeds from such sales. In the case of the private placement, the Company is offering debt (not equity) securities itself, to be used for its working capital.

          c.     The plan of financing in connection with the two offerings was different. The securities offered in the SB-2 were equity securities anticipated to be sold by the selling stockholders for their own account and in the case of the private placement we sold debt securities, convertible into equity at a later date, following the SB-2 to be used for our working capital.

        3.     We have revised our Capitalization table on page 4 to reflect current and long term-debt obligations and added a total entitled Capitalization.

        4.     We have revised our Selected Financial Data table on page 5 and Summary Financial Data table on page 2 to include a separate line for long-term obligations.

        5.     We have revised our overall discussion on pages 7 and 8 to provide additional information quantifying revenue variations between periods (2004 versus 2005). However, it should be noted as we indicated previously, our records do not differentiate between the institutional and retail sales. For the purposes of our reply to comment 9 of the August 12, 2005 letter, we generated the reports necessary to compile sales by customer and then we separately identified those that were institutional and those that were retail. At this time, our records do not allow us to perform this type of extended analysis to determine gross profit by customer which would then enable us to determine overall gross profit for institutional and retail customers.

        6.     In conjunction with our 2004 Marketing Agreement with M & L Wholesale Foods, during 2004, we recorded sales commissions to M & L of $16,008 which is included in Sales, General, and Administrative (SG&A) Expense in our Statement of Operations for 2004 and which represents approximately 3% of sales invoices payable to M & L Wholesale Foods in accordance with the Marketing Agreement. M & L is entitled to 50% of the gross profits (subject to certain adjustments) generated from the Marketing Agreement. During 2004, we recorded commissions in cost of goods sold in our Statements of Operations of $24,500 to reflect the amount due M & L Wholesale Foods. During 2005, we recorded sales commission expense in SG&A of $22,438 and commissions in cost of goods sold of $50,000. We have revised our discussion on page 7 to include the requested information.

        7.     We have revised our presentation on pages 12 and 13 to provide the requested information. We have revised the presentation to disclose that the loan balance subject to the sensitivity analysis (the Deja Plus loan balance) is based on the weighted average outstanding balance during the years presented. Other loan balances, not subject to the sensitivity analysis, are not disclosed as it is impractical to do so since these loan balances vary throughout the year. In addition, since the fluctuation of the balances of these loans, or the rates applicable to them, isn't subject to the sensitivity analysis the comparison between actual and pro forma information isn't impacted. We have also revised the presentation to disclose how the gross profit was determined, and adjusted, in the two pro forma scenarios which are based on gross profit. Since none of the three pro forma scenarios presented are based on actual gross profit, that information is not relevant and is therefore not presented.

        8.     We have presented revised information on page 11 which provides the information requested. Specifically, a schedule of our interest expense with separate amounts for the Fund and All Other enabling a reconciliation of total Return Paid to Fund with our cost of funds.

        9.     We have clarified the Fund payment calculation process in the amended registration statement on page 10. Specifically, the variable return calculation is made on a quarterly basis. At the end of each quarter, we calculate the gross profit subject to certain adjustments (i.e. the commission paid to M &L under the 2004 Marketing Agreeement) from the purchase and sale of food products with funds provided by the Fund. If 25% of this amount exceeds the fixed return (12% per annum) paid by us to the Fund for that quarter, the difference is due the Fund, and the variable return applies for that quarter. If 25% of the gross profit, subject to certain adjustments, is less than the fixed return paid by us to the Fund for the quarter, the fixed return applies for that quarter. The Fund pays its members a fixed return of 12% per annum and if the variable return applies for a quarter, the Fund distributes the variable return it receives from us to its members on a pro rata basis (percentage of investment compared to total investment in the Fund).

        10.   As we discussed in Item 4 of your letter dated August 12, 2005 and in our response to Item 16 of your letter of May 16, 2005, we have and will continue to be in discussions with a number of financial lenders to secure additional or replacement financing as indicated in our amended registration statement. The lenders that we have been working with to secure financing included Wells Fargo Century, Wells Fargo Business Bank, Greystone Metro Financial LP, First Community Financial Corporation (FCFC), Neptune Company Asset Holdings, Laurus Master Fund, and Celtic Capital Corporation. These lending institutions are not affiliated with us, or with any officer, director or 10% shareholder. The financing arrangements we have discussed or agreed to with these lenders are at a cost of capital less than the current arrangement with the Deja Plus High Yield Income Fund. Since the cost of capital (the interest rate and any fees) we have been negotiating from these institutions are lower than that of the Fund, then logically our cost of capital would decrease as additional loan proceeds become available to repay the Fund in order for the Fund to return its members' investments. We have made the appropriate disclosures on pages 14 and 15 of the amended registration statement.

        11.   We determined that our optimum capital requirements would require a line of credit of $5 million. This would allow us to retire more expensive debt (i.e. the Fund) and provide working capital. However, given our borrowing base capacity at the time of negotiations with the lenders identified in item 4 of our response to your letter of August 12, 2005, as compared to the borrowing base capacity these lenders were requiring, and due to our current operating losses, we were only able to obtain a $1 million line of credit at the time. The cost of the new loan we obtained from Celtic Capital Corporation (prime plus 2.5% plus 2.5% administration fee) is similar to the cost of funds of the loan it replaced from First community Financial Corporation (prime plus 5%).

        12.   We have removed the statement "we do not believe there are any inherent conflicts with this arrangement". We have stated on page 10 of the amended registration statement that we believe the impact of this potential conflict is mitigated by the manner in which the Fund returns are calculated. We have disclosed our basis for this statement on page     .

        13.   We have noted your comments regarding the use of EBITDA as a non-GAAP performance measure rather than as a measure of liquidity. Therefore, we are removing this measure and related disclosures from our amended registration statement.

        14.   We have updated our disclosure for the amount of legal and professional fees incurred for registering our common stock and have clarified our disclosure to reflect the SB-2 being filed is for registering for resale only those shares specifically listed in our amended registration statement on page 8.

        15.   We have removed the annualized references in our tabular presentation on page 17.

        16.   We have included the information regarding our top five institutional and retail customers updated for the year ended December 31, 2005 on page 21 of the amended registration statement. In addition we have revised the Business section (page 20) to clarify the arrangements we have with overseas manufacturers for the purchase of continuity goods.

        17.   We have disclosed in Note 3 that the Fund is a variable interest entity. We have revised Note 3 to provide the disclosures required by paragraph 24(c) of FIN 46(R).

        18.   We have revised Note 8 to disclose how the convertible debt warrants were accounted for. Paragraphs 6 and 11 of SFAS No 133 apply as follows:

        Paragraph 6 states that a derivative instrument is an instrument or other contract with all three of the following characteristics:

  a.
  It has one or more underlyings and one or more notional amounts or payment provisions or both.

  b.
  It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

  c.
  Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

        The convertible debt and warrants we issued have the first two characteristics described above, but the third characteristic does not apply. Net settlement is not required or permitted, there is not currently any means of net settlement outside the contract nor is there provision for delivery of an asset that puts the recipient in a position similar to that from net settlement.

        Paragraph 11 states that the following contracts shall not be considered derivative instruments for purposes of SFAS 133:

  a.
  Contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

  b.
  Contracts issued by the entity in connection with stock-based compensation arrangements addressed in FASB Statement No. 123.

  c.
  Contracts issued by the entity as contingent consideration from a business combination.

  d.
  Forward contracts that require settlement by the reporting entity's delivery of cash in exchange for the acquisition of a fixed number of its equity shares.

        The convertible debt and warrants we issued are in effect one of the above four contract types. Specifically for the first contract type, while the convertible debt and warrants are indexed to our stock, they are not classified in the stockholders' equity in our statement of financial position because the fair value of the warrants is zero.

        Based on the preceding analysis the convertible debt and warrants we issued are not derivatives for the purposes of SFAS 133.

        The warrants we issued are freestanding contracts indexed to and potentially settled in our own stock and therefore EITF 00-19 applies. However, as disclosed in Note 8 on page F-23, using the Black-Scholes option pricing method with the assumptions disclosed in Note 8, no value has been attributed to the warrants as the fair value of the warrants is zero at the date the convertible debt and warrants were issued.

        As a result of the preceding discussion we have disclosed all of the terms of the convertible debt and warrants and the underlying assumptions in the valuation of the warrants in Note 8 to the financial statements on page F-23.

        19.   The pertinent terms of the warrants, including conversion rights, redemption features, etc. have been disclosed in Note 8.

        20.   The disclosure of the aggregate purchase price for the M & L acquisition on page F-17 has been revised to be consistent with that on page F-44.

        21.   The note payable-bank is a revolving line of credit and therefore changes may be presented as a net amount on the Statements of Cash Flows on page F-38;. Thus we believe our treatment is consistent with the guidance of paragraph 13 of SFAS 95.

        22.   We meet the requirements under EITF 99-19 for reporting our revenue on a gross basis for product sales. Analysis of Reporting Revenue Gross as a Principle versus Net as an Agent is as follows:

          a.     We are the primary obligor in the arrangement—We are responsible for fulfillment, including the acceptability of the product.

          b.     We have general inventory risk (before customer order is placed or upon customer return)—we take title to the product before the product is ordered by a customer and all inventory related risk passes to us. In addition, any product returned by the customer will be returned directly to us.

          c.     We have latitude in establishing price—All product pricing is negotiated with customers by us and only driven by the marketplace. There are no arrangements with suppliers as to the resale price of products purchased. The amount we earn is never restricted or directed by the supplier.

          d.     We change the product or perform part of the service—we are a reseller of existing products that are prepackaged and usually do not change the product.

          e.     We have discretion in supplier selection—all product purchases are independent of the sales process and suppliers are selected by us.

          f.      We are involved in the determination of product or service specifications—product specifications are set by our customers. Related drop shipments are a result of our fulfilling the customers' needs in the fastest way possible and at the most advantageous cost to us.

          g.     We have physical loss inventory risk (after customer order or during shipping)—identified in b above.

          h.     We have credit risk—the determination of credit risk and the risk of non-payment are our responsibility. We must pay the amount owed to a supplier for inventory purchases, regardless of whether the sales price is fully collected, or collected at all from our customers.

        As a result of the preceding discussion, no changes are required as a result of this comment.

        23.   We have updated our financial statements as of December 31, 2005 and for the year then ended in accordance with Item 310(g) of Regulation S-B. A current consent of our independent accountants is included as an exhibit in the amended registration statement.

        24.   We have revised the disclosures on pages II-1 to II-3 of the amended registration statement to provide the information requested.

        25.   Final and executed copies of all agreements required to be filed with this amendment are included as exhibits.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

                      Very truly yours,
                      Gary A. Agron

GAA/jp
Enclosures